Exhibit 1

1195 River Road, P.O. Box 302 Marietta, Pennsylvania 17547-0302 (717) 426-1931 www.donegalgroup.com

October 30, 2014

VIA PDF AND FEDEX

Gregory M. Shepard

7028 Portmarnock Place

Bradenton, FL 34202

Dear Mr. Shepard:

I am responding on behalf of Donegal Mutual Insurance Company (“Donegal Mutual”) to your letter of October 6, 2014 to the boards of directors of Donegal Mutual and Donegal Group Inc. (“DGI”). In that letter, you proposed that representatives of the boards of directors of both Donegal Mutual and DGI contact you in writing so that you can provide us with contact information for an unnamed property and casualty insurance group that seeks to engage in confidential discussions with us regarding various business alternatives, including a potential strategic transaction with both Donegal Mutual and DGI. You further expressed your availability to meet with the boards of directors of Donegal Mutual and DGI to explain why you believe discussions with this interested party would be in the best interests of Donegal Mutual, DGI and our various constituencies.

The board of directors of Donegal Mutual has asked me to communicate to you that it has reviewed your letter and unanimously determined that it is not in the best interests of Donegal Mutual, its policyholders and its other constituencies for Donegal Mutual to enter into confidential discussions with the interested party to which you referred in your letter or to meet with you for the purpose of evaluating the merits of such discussions.

Sincerely,

Kevin G. Burke
Acting Chief Executive Officer